82.4776

Saipem

Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044667
Tel. centralino: 02/5201

03032516

Eni
GROUP

Società per Azioni
Sede Legale in San Donato Milanese
Via Martiri di Cefalonia 67
Capitale Sociale Euro 440.697.000 i. v.
Registro delle Imprese di Milano, Codice Fiscale 00825790157
Partita IVA: 00825790157
R.E.A. Milano n. 788744

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Rif./Prot. SEGR/ 334
San Donato M.se, October 01, 2003

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

SUPPL

SEC MAIL PROCESSING RECEIVED
OCT 03 2003
WASH, D.C. 187 SECTION

Re: Saipem S.p.A. - File No. 82.4776

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Second Quarter Report at 30th June 2003
- Saipem Press Release dated 16th September 2003

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Alessandro Bernini, telephone number -- (2) 52034293 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

Saipem S.p.A.
Administration, Finance and Contr
Senior Vice President
(Alessandro Bernini)

10/6

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

For the months of August 2003, September 2003

Saipem S.p.A.
(Exact name of Registrant as specified in its charter)

Via Martiri di Cefalonia 67 - 20097 San Donato Milanese - Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F).

Form 20-F ____ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __X__ No ____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82.4776



824776

Saipem

Second Quarter Report

at 30th June

2003

82.4776

Saipem

Eni GROUP

Second Quarter Report

at 30th June

2003

contents

Approved by the Board of Directors
at the meeting of 30th July 2003

Quarterly reports are not subject to audit

To allow a direct comparison of data to the corresponding periods for 2002, all economic and financial information contained in this Report is structured to show data of the Saipem Group exclusive of Saipem s.a., of Saipem s.a. and data comprising the effects of the acquisition (in terms of amortisation, financial expenses and associated tax relief).

Economic and Financial data

(million euros)

Second Quarter	Saipem	Saipem "stand alone"	Saipem s.a.	Saipem Consolidated
	2002	2003	2003	2003
Revenues	701	656	409	1,065
Contribution from operations	108	79	38	107 (a)
Operating income	89	58	31	79
Cash flow	119	86	37	118
Capital expenditure	89	31	10	41

(a) Includes Saipem s.a. goodwill amortisation of 10 million euros.

First half	Saipem	Saipem "stand alone"	Saipem s.a.	Saipem Consolidated
	2002	2003	2003	2003
Revenues	1,324	1,132	736	1,868
Contribution from operations	208	143	73	195 (a)
Operating income	170	103	56	138
Cash flow	240	164	65	219
Capital expenditure	267	117	16	133

(a) Includes Saipem s.a. goodwill amortisation of 21 million euros.

	31st December 2002	30th June 2003
Net debt:		
- medium/long term	406	568
- short term	842	516
Total	**1,248**	**1,084**

Data from operations

	Second Quarter			First Half		
	2002	2003	Var.%	2002	2003	Var.%
Offshore Construction						
- subsea pipeline laid (km)	686	380	(44.6)	1,227	426	(65.3)
- structures installed (tons)	26,500	43,215	63.1	34,750	52,424	50.9
Leased FPSO						
- FPSO vessels' utilisation (days)	91	91		181	181	
Offshore Drilling						
- metres drilled	29,242	43,300	48.1	53,762	70,949	32.0
- wells drilled	14	23	64.3	25	33	32.0
Onshore Drilling						
- metres drilled	85,823	102,125	19.0	152,410	200,288	31.4
- wells drilled	29	35	20.7	49	64	30.6
estimated average equipment utilisation (%)	93	84	(9.7)	89	84	(5.6)
Onshore Construction						
- pipeline laid (km)	289	192	(33.6)	451	222	(50.8)
- structures installed (tons)	11,450	6,650	(41.9)	13,400	9,350	(30.2)

Revenues by business sector (million euros)

Second Quarter	Saipem	Saipem "stand alone"	Saipem s.a.	Saipem Consolidated
	2002	2003	2003	2003
Offshore Construction	444	361	251	612
Onshore Construction	103	140	65	205
LNG	3	2	48	50
MMO	–	–	45	45
Offshore Drilling	87	92	–	92
Onshore Drilling	57	51	–	51
Leased FPSO	7	10	–	10
Total	**701**	**656**	**409**	**1,065**

(*) data previously included in the Offshore Construction sector

Revenues by business sector (million euros)

First half	Saipem	Saipem "stand alone"	Saipem s.a.	Saipem Consolidated
	2002	2003	2003	2003
Offshore Construction	841	607	426	1,033
Onshore Construction	188	254	129	383
LNG	6	4	93	97
MMO	–	–	88	88
Offshore Drilling	169	153	–	153
Onshore Drilling	103	97	–	97
Leased FPSO	17	17	–	17
Total	**1,324**	**1,132**	**736**	**1,868**

(*) data previously included in the Offshore Construction sector

Revenues by geographical area (million euros)

Saipem's sector	Second Quarter		First Half	
Geographical Area (*)	2002	2003	2002	2003
Italy	23	12	38	23
North Sea	85	99	174	141
Rest of Europe	247	62	467	277
Africa	126	541	253	920
Middle – Far East	141	274	244	379
Americas	79	77	148	128
Total	**701**	**1,065**	**1,324**	**1,868**

(*) final destination of services.

New contracts awarded to Saiperm Group (million euros)

	Second Quarter		First Half	
	2002	2003	2002	2003
Saipem SpA	497	180	991	608
Saipem s.a.	–	617	–	1,391
Group companies	511	592	874	531
Total	**1,008**	**1,389**	**1,865**	**2,530**
Offshore Construction	922	933	1,292	1,628
Onshore Construction	23	132	300	326
LNG	3	210	6	213
MMO	–	52	–	103
Offshore Drilling	51	26	174	200
Onshore Drilling	9	26	76	49
Leased FPSO	–	10	17	11
Total	1,008	1,389	1,865	2,530

New contracts awarded



million euros
3,000
2,750
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
0
1,865
17
300
2,530
11
103
326
1st Half 2002
1st Half 2003
Leased FPSO
Onshore Drilling
Offshore Drilling
MMO
LNG
Onshore Construction
Offshore Construction

Order backlog

(million euros)

	31st December 2002	30th June 2003
Offshore Construction	3,276	3,871
Offshore Drilling	656	599
LNG	250	366
MMO	61	76
Offshore Drilling	550	597
Onshore Drilling	195	147
Leased FPSO	170	164
Total	5,158	5,820

Backlog by geographical area

(million euros)

Geographical area	31st December 2002	30th June 2003
Italy	48	37
North Sea	330	258
Rest of Europe	339	254
Africa	3,422	3,993
Asia	851	1,150
Americas	168	128
Total	5,158	5,820

Backlog by geographical area at 30th June 2003


Africa
3,993
1,150
512
128
37
Italy
Asia
Americas
Rest of Europe and North Sea

Preparation criteria

The financial statements for the period ended 30th June 2003 have been prepared based on the criteria set out by the Companies' and Stock Exchange National Commission ('Commissione Nazionale per le Società e la Borsa - CONSOB) pursuant to regulation 11971 dated 14th May 1999 and subsequent amendments, and applying the guidelines of the Italian National Board of Professional Accountants and Book-keepers ('Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri).

The economic information provided in this report refers to the Second Quarter 2003 as well as the Second Quarter 2002. Financial data refers to 30th June 2003 and 31st December 2002. The accounting principles adopted are consistent with those used in the preparation of the Consolidated Financial Statements at 31st December 2002. The financial tables have been compiled to allow easy comparison with the six-monthly and annual reports.

Unless otherwise indicated, data is expressed in million euros.

In accordance with CONSOB regulations, quarterly reports are not subject to audit.

82.4776

Economic results

Foreword

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore Construction sectors, L.N.G., and, to a lesser extent, in the Drilling, Leased FPSO and M.M.O. sectors, are not consistent over time, as they are not only influenced by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period or fraction thereof can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years and do not allow for extrapolation of figures from a single quarter to the entire year.

Consolidated income statement *(million euros)*

	Saipem	Saipem "stand alone"	Saipem s.a.	Saipem Consolidated
Second Quarter	**2002**	**2003**	**2003**	**2003**
Operating revenues	701	656	409	1,065
Other revenues and income	5	3	-	3
Purchases, services and other costs	(424)	(445)	(299)	(744)
Payroll and related costs	(130)	(109)	(72)	(181)
Gross operating income	**152**	**105**	**38**	**143**
Amortisation, depreciation and write-downs	(63)	(47)	(7)	(54)
Saipem s.a. Goodwill amortisation	-	-	-	(10)
Operating income	**89**	**58**	**31**	**79**
Financial income (expenses), net	(10)	(7)	1	(13) [a]
Income from investments	-	1	5	6
Income before extraordinary items & income taxes	**79**	**52**	**37**	**72**
Extraordinary expenses, net	(2)	-	-	-
Income before income taxes	**77**	**52**	**37**	**72**
Income taxes	(18)	(13)	(7)	(18) [b]
Net income before minority interest	**59**	**39**	**30**	**54**
Minority interest	(3)	-	-	-
Net income	**56**	**39**	**30**	**54**
Cash flow (Net income + Depreciation and amortisation)	**119**	**86**	**37**	**118**

(a) Includes expenses of 7 million euros due to interest on debt resulting from Saipem s.a.'s acquisition.
(b) Includes a positive amount of 2 million euros due to tax effect on financial expenses, as per (a) above.

Consolidated income statement (million euros)

Second Half	Saipem 2002	Saipem "stand alone" 2003	Saipem s.a. 2003	Saipem Consolidated 2003
Operating revenues	1,324	1,132	736	1,868
Other revenues and income	10	4	–	4
Purchases, services and other costs	(793)	(727)	(523)	(1,250)
Payroll and related costs	(243)	(212)	(143)	(355)
Gross operating income	**298**	**197**	**70**	**267**
Amortisation, depreciation and write-downs	(128)	(94)	(14)	(108)
Saipem s.a. Goodwill amortisation	–	–	–	(21)
Operating income	**170**	**103**	**56**	**138**
Financial income (expenses), net	(20)	(12)	1	(26) [a]
Income from investments	–	1	7	8
Income before extraordinary items & income taxes	**150**	**92**	**64**	**120**
Extraordinary expenses, net	(2)	–	–	–
Income before income taxes	**148**	**92**	**64**	**120**
Income taxes	(35)	(22)	(13)	(30) [b]
Net income before minority interest	**113**	**70**	**51**	**90**
Minority interest	(1)	–	–	–
Net income	**112**	**70**	**51**	**90**
Cash flow (Net income + Depreciation and amortisation)	240	164	65	219

(a) Includes expenses of 15 million euros due to interest on debt resulting from Saipem s.a.'s acquisition.
(b) Includes a positive amount of 5 million euros due to tax effect on financial expenses, as per (a) above.

In line with the annual financial statements, this quarterly report includes the reclassified consolidated income statements by destination of costs.
This reclassification is normally used to analyse the positive and negative income components, which determine the contribution from operations (i.e. operating income before general and administrative expenses) for the various business sectors in which Saipem operates.

Operating income and costs by destination (million euros)

Second Quarter	Saipem 2002	Saipem "stand alone" 2003	Saipem s.a. 2003	Saipem Consolidated 2003
Revenues	**701**	**656**	**409**	**1,065**
Operating costs	(578)	(554)	(349)	(913) [a]
Idle costs	(9)	(19)	(7)	(26)
Selling expenses	(8)	(5)	(14)	(19)
Research and development costs	(1)	–	(1)	(1)
Other operating income, net	3	1	–	1
Contribution from operations	**108**	**79**	**38**	**107**
General and administrative expenses	(19)	(21)	(7)	(28)
Operating income	**89**	**58**	**31**	**79**

(a) Includes Saipem s.a. goodwill amortisation of 10 million euros.

Operating income and costs by destination (million euros)

First Half	Saipem 2002	Saipem "stand alone" 2003	Saipem s.a. 2003	Saipem Consolidated 2003
Revenues	**1,324**	**1,132**	**736**	**1,868**
Operating costs	(1,089)	(944)	(628)	(1,593) (a)
Idle costs	(18)	(33)	(8)	(41)
Selling expenses	(14)	(12)	(24)	(36)
Research and development costs	(1)	(1)	(3)	(4)
Other operating income, net	6	1	-	1
Contribution from operations	**208**	**143**	**73**	**195**
General and administrative expenses	(38)	(40)	(17)	(57)
Operating income	**170**	**103**	**56**	**138**

((a) Includes Saipem s.a. goodwill amortisation of 21 million euros.

Second Quarter

Saipem "stand alone"

Revenues for the second quarter 2003 amounted to 656 million euros, a reduction of 45 million euros versus those of the second quarter 2002. This reduction is entirely attributable to the decrease in revenues experienced in the Offshore Construction sector, resulting from the fact that 2002 had been positively affected by the Blue Stream project. EPIC (Engineering, Procurement, Installation, Construction) type projects, currently ongoing in North and West Africa have reached full-scale operations, thereby generating significantly higher revenue levels when compared to the previous quarter.

The decrease in revenues and the greater incidence of EPIC type projects in the second quarter 2003, which generate lower profitability if compared to installation and pipelaying contracts, are the fundamentals behind the reduction in operating income from 89 million euros in the second quarter 2002, equal to 13% of revenues, to 58 million euros in the second quarter 2003, equal to 9% of revenues. Another factor contributing to lower profitability is the reduced utilisation of Offshore Construction vessels. This is due to the fact that EPIC type projects are not in their installation and pipelay phases.

Saipem s.a./Consolidated

Operating revenues generated by Saipem s.a. in the second quarter 2003 are mainly attributable to: projects in the Offshore Construction sector, currently under execution in West Africa (251 million euros); projects in the Onshore Construction sector under execution in North Africa and Russia (65 million euros); and projects in the Liquefied Natural Gas (LNG) and Maintenance Modification & Operation (MMO) sectors (93 million euros).

Operating income amounted to 31 million euros, with profitability for the quarter at 7.6% of revenues.

The consolidated operating income amounted to 79 million euros, equal to 7.4% of revenues, net of goodwill amortisation resulting from the acquisition of Saipem s.a. of 10 million euros.

First Half

Saipem "stand alone"

Revenues for the first half 2003 amounted to 1,132 million euros, a reduction of 192 million euros versus those of the first half 2002. This reduction is entirely attributable to the decrease in revenues experienced in the Offshore Construction sector, resulting from the fact that the first half 2002 had been positively affected by the Blue Stream project.

The decrease in revenues and the greater incidence of EPIC type projects in the first half 2003, which generate lower profitability when compared to installation and pipelaying contracts, are the fundamentals behind the reduction in operating income from 170 million euros in the first half 2002, equal to 13% of revenues, to 103 million euros in the first half 2003, equal to 9% of revenues. Another factor contributing to lower profitability is the reduced utilisation of Offshore Construction vessels, as stated in the second quarter section.

Saipem s.a./Consolidated

Operating revenues generated by Saipem s.a. in the first half 2003 are mainly attributable to: projects in the Offshore Construction sector, currently under execution in West Africa (426 million euros); projects in the Onshore Construction sector under execution in North Africa and Russia (129 million euros); and projects in the Liquefied Natural Gas (LNG) and Maintenance Modification & Operation (MMO) sectors (181 million euros).

Operating income amounted to 56 million, with profitability for the first half of the year at 7.6% of revenues.

The consolidated operating income amounted to 138 million euros, equal to 7.4% of revenues, net of goodwill amortisation resulting from the acquisition of Saipem s.a. of 21 million euros.

Human resources

82.4776

The following table provides comparable data related to average employment levels at the end of 2002 and the first half 2003.

Workforce	31st December 2002	30th June 2003
Italian personnel	2,197	2,284
French personnel	3,815	3,896
Overseas local personnel/Other nationalities	19,233	18,408
Total Saipem Consolidated	**25,245**	**24,588**

Workforce



30,000
25,000
20,000
15,000
10,000
5,000
0
25,245
24,588
19,233
18,408
31st December 2002
30th June 2003
Italian personnel
French personnel
Overseas locals/other nationalities

Consolidated balance sheet and financial position

Reclassified consolidated balance sheet (million euros)

		31st Dec 2002		31st March 2003 (*)		30th June 2003
Net tangible fixed assets		1,708		1,747		1,691
Net intangible fixed assets		906		894		872
		2,614		2,641		2,563
- Offshore Construction	1,202		1,211		1,156	
- Onshore Construction	265		254		247	
- LNG	212		207		204	
- MMO	90		89		85	
- Offshore Drilling	621		635		632	
- Onshore Drilling	129		123		118	
- Leased FPSO	46		72		73	
- Other	49		50		48	
Financial investments		**24**		**24**		**21**
Non-current assets		**2,638**		**2,665**		**2,584**
Working capital		67		67		(40)
Provision for contingencies		(132)		(132)		(125)
Net current assets		**(65)**		**(69)**		**(165)**
Employee termination benefits		**(26)**		**(26)**		**(28)**
Capital employed		**2,547**		**2,570**		**2,391**
Net equity		**1,275**		**1,311**		**1,288**
Minority interest in net equity		**24**		**24**		**19**
Net debt		**1,248**		**1,235**		**1,084**
Cover		**2,547**		**2,570**		**2,391**
Issued and outstanding shares		**440,697,000**		**440,697,000**		**440,697,000**

(*) data does not include the effects of translation adjustments, in the first quarter, resulting from the conversion into euros of Group companies financial statements in foreign currency.

Capital expenditure (million euros)

	Second Quarter		First Half	
	2002	**2003**	**2002**	**2003**
Offshore Construction	48	12	198	48
Onshore Construction	2	5	5	6
LNG	-	4	-	4
MMO	-	-	-	-
Offshore Drilling	15	8	25	31
Onshore Drilling	20	3	31	3
Leased FPSO	1	7	3	36
Saipem premises	3	2	5	5
Total	**89**	**41**	**267**	**133**

Investments in the first half 2003 amounted to 133 million euros (267 million in the same period 2002) and mainly involved the following: the completion of the conversion of the vessel Maxita into the new field development vessel Saipem 3000; upgrading works carried out on the semi-submersible drilling platform Scarabeo 5 to enable it to execute a contract in Norway; the conversion of the FPSO (floating production storage and offloading) unit "Mystras" scheduled to operate in the Okono/Okpoho oil field in Nigeria.

Net financial debt

Net financial debt at 30th June 2003 amounted to 1,084 million euros, versus 1,248 million at 31st December 2002. The income generated (219 million euros), the sale of tangible fixed assets (9 million euros), the decrease in net current assets (110 million euros), the increase of employee termination benefits (2 million euros) and the effect of exchange rate conversions of financial statements in other currencies (30 million euros) more than compensated for capital expenditure during the six months in tangible and intangible fixed assets and investments (133 million euros), payment of dividends (63 million euros) and the purchase of treasury shares (10 million euros). This resulted in a reduction in net financial debt of 164 million euros.
In the second quarter 2003, net financial debt fell by 151 million euros, easing from 1,235 million to 1,084 million euros at 30th June 2003.
The company's financial position at 30th June 2003 shows short-term net financial debt of 516 million euros (842 million at 31st December 2002) and medium/long term financial debt of 568 million euros (406 million at 31st December 2002).

Backlog

In the first half 2003, Saipem was awarded new contracts totalling 2,530 million euros (1,865 million euros in the same period 2002), of which 1,839 million euros were in the Offshore sectors (Construction, Drilling and Leased FPSO). In particular, new contracts awarded to Saipem s.a. during the first half 2003 amounted to 1,391 million euros, of which 1,056 million euros were in the Offshore Construction sector.

The most significant orders awarded in the second quarter include:

Offshore Construction:
- on behalf of Elf Petroleum Nigeria Ltd, the EPIC-type 'Amenam II' project in Nigeria, comprising engineering, procurement, construction and installation of a platform and a bridge for the Amenam field;
- on behalf of NNPC(Nigerian National Petroleum Corporation)/Mobil, the EPIC-type 'East Area EPC2 Additional Oil Recovery' project in Nigeria, comprising engineering, procurement, construction and installation of three platforms, in addition to the laying of subsea pipelines;
- on behalf of Conoco Phillips Pipeline Australia Pty Li, the 'Bayu-Darwin Pipeline' project in Australia, comprising engineering, transport and laying of a subsea pipeline;
- on behalf of TotalFinaElf E&P, the EPIC-type 'Dalia' project in Angola, comprising engineering, procurement, construction and assembly of the topsides for the FPSO system due to operate in the Dalia field.

L.N.G.:
- on behalf of the consortium CNOOC/BP, the EPC 'Guandong' project in the People's Republic of China, comprising engineering, procurement, construction and commissioning of a re-gasification terminal.

M.M.O.:
- on behalf of TotalFinaElf, the extension of ongoing contracts in France.

Onshore Drilling:
- On behalf of Maersk Oil Kazakhstan, the one-year lease of the 5843 installation in Kazakhstan.

At end of June 2003, the backlog stood at the record level of 5,820 million euros (5,158 million at 31st December 2002).

82.4776

Management expectations for 2003

The substantial order backlog at the end of 2002 and the positive trend of contract acquisitions in the first half of this year underpin expectations for 2003 of attaining the projected revenues of € 4,000 million.

A phenomenon which is having negative repercussions on Saipem's profitability is the appreciation of the Euro against the US Dollar (Euro/USD ratio: 2002 average: 0.945; first half 2003 average: 1.105; appreciation: 17%), considering that approximately 70% of projected revenues for 2003 are in US Dollars. The effects of the Euro's appreciation are twofold: a reduction in the euro-equivalent contribution from USD-denominated contracts, and a contraction in margins, deriving from euro-denominated costs of approximately 600 million per year, from Milan and Paris operating structures and almost all depreciation and amortisation. The increased competitiveness of US contractors makes it difficult to pass onto clients the effect of the Euro's appreciation. The effects of this phenomenon in 2003 are mitigated by the fact that contracts had been hedged against foreign currency risks at the time of acquisition. The same policy of contract hedging will cause the income from contracts won during the first half 2003, whose execution extends to 2004/2005, to be affected by the Euro appreciation even in the event of a subsequent US Dollar recovery.

In view of the positive trend in new contract acquisitions and encouraging signs from the efficient execution of ongoing projects, in particular the large turnkey contracts, management believes that, in 2003, the Group can maintain the level of results achieved in 2002, although the appreciation of the Euro makes this objective even more challenging.

Estimated capital expenditure is confirmed at approximately € 220 million. This includes capital allocated to the maintenance and upgrade of the fleet and the conversion of a tanker into an FPSO unit due to operate in the Okono/Okpoho field in Nigeria. Project specific investments, originally estimated at € 10 million, will increase following the award, on 30th July 2003, of the "Sakhalin II" contract by Sakhalin Energy Investment Company. The amount for 2003 is still to be quantified.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in the Persian Gulf and/or other regions and the strength of the competition. Moreover, contract execution is also subject to variables, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Analysis by business sector

Offshore Construction

(million euros)

Second Quarter	Saipem (**) 2002	Saipem "stand alone" 2003	Saipem s.a. 2003	Saipem Consolidated 2003
Operating revenues	444	361	251	612
Operating expenses, net of cost of materials	(292)	(219)	(196)	(415)
Cost of materials	(56)	(86)	(25)	(111)
Depreciation and amortisation	(29)	(21)	(5)	(26)
Contribution from operations (*)	67	35	25	60
Saipem s.a. goodwill amortisation				(5)
Contribution from operations, net				55
New orders awarded	922	279	654	933

(*) Operating Income before general and administrative expenses
(**) not inclusive of L.N.G. sector reclassified data

(million euros)

First Half	Saipem (**) 2002	Saipem "stand alone" 2003	Saipem s.a. 2003	Saipem Consolidated 2003
Operating revenues	841	607	426	1,033
Operating expenses, net of cost of materials	(533)	(368)	(336)	(704)
Cost of materials	(119)	(139)	(38)	(177)
Depreciation and amortisation	(62)	(39)	(8)	(47)
Contribution from operations (*)	127	61	44	105
Saipem s.a. goodwill amortisation				(11)
Contribution from operations, net				94
New orders awarded	1,292	572	1,056	1,628

(*) Operating Income before general and administrative expenses
(**) not inclusive of L.N.G. sector reclassified data

The backlog at 30th June 2003 amounted to 3,871 million euros, of which 1,330 million are to be realised in the second half 2003.

Saipem "stand alone"

- Revenues in first half 2003 amounted to 607 million euros, a 28% decrease versus the same period 2002, due to the fact that 2002 had been positively affected by the Blue Stream project. EPIC (Engineering, Procurement, Installation, Construction) type projects, currently ongoing in North and West Africa have reached full-scale operations, thereby generating significantly higher revenue levels when compared to the previous quarter.

- Contribution from operations in the first half 2003 amounted to 61 million euros, equal to 10% of revenues, versus 127 million euros, equal to 15% of revenues in the same period 2002. This decrease in profitability is related to the greater incidence of EPIC type projects, which, not being in the installation and construction phase, resulted in a lower utilisation of vessels.

Saipem s.a. / Consolidated

- Operating revenues generated by Saipem s.a. in the first half 2003 amounted to 426 million euros and are attributable to full-scale operations for ongoing projects in West Africa. Contribution from operations amounted to 44 million euros, with profitability at 10.3% of revenues. Consequently, profitability at consolidated level, inclusive of goodwill amortisation, amounted to 9.1% of revenues.

■ Onshore Construction

(million euros)

Second Quarter	Saipem 2002	Saipem "stand alone" 2003	Saipem s.a.(**) 2003	Saipem Consolidated 2003
Operating revenues	103	140	65	205
Operating expenses, net of cost of materials	(67)	(81)	(55)	(136)
Cost of materials	(19)	(38)	(6)	(44)
Depreciation and amortisation	(7)	(6)	(1)	(7)
Contribution from operations (*)	10	15	3	18
Saipem s.a. goodwill amortisation				(2)
Contribution from operations, net				16
New orders awarded	23	109	23	132

(*) Operating income before general and administrative expenses
(**) Includes data previously classified by Saipem s.a. as Chemical & Refining

(million euros)

First Half	Saipem 2002	Saipem "stand alone" 2003	Saipem s.a.(**) 2003	Saipem Consolidated 2003
Operating revenues	188	254	129	383
Operating expenses, net of cost of materials	(120)	(143)	(101)	(244)
Cost of materials	(37)	(69)	(16)	(85)
Depreciation and amortisation	(13)	(14)	(3)	(17)
Contribution from operations (*)	18	28	9	37
Saipem s.a. goodwill amortisation				(4)
Contribution from operations, net				33
New orders awarded	300	303	23	326

(*) Operating income before general and administrative expenses
(**) Includes data previously classified by Saipem s.a. as Chemical & Refining

Order backlog at 30th June 2003 amounted to 599 million euros, of which 378 million are to be realised in the second half 2003.

Saipem "stand alone"

- Full-scale operations on projects in Kazakhstan, North Africa and Saudi Arabia allowed the company to achieve, in the first half 2003, revenues 66 million euros greater (+35%) than those for the same period 2002.

- Contribution from operations, in the first half 2003, amounted to 28 million euros, equal to 11% of revenues, versus 18 million euros, equal to 9.6% of revenues for the same period 2002. The increased profitability validates the focus placed on complex projects in challenging areas, where the Group maintains a competitive advantage over local operators.

Saipem s.a. / Consolidated

- Operating revenues generated by Saipem s.a. in the first half 2003 amounted to 129 million euros and are attributable to projects in North Africa and Russia. Contribution from operations, amounting to 9 million euros, was affected by costs deriving from particularly intense commercial activity, whose results are expected to show in the forthcoming months. Consequently, consolidated profitability, inclusive of goodwill amortisation, stood at 8.6% of revenues.

■ Liquefied Natural Gas (L.N.G.)

(million euros)

Second Quarter	Saipem (**) 2002	Saipem "stand alone" 2003	Saipem s.a. (***) 2003	Saipem Consolidated 2003
Operating revenues	3	2	48	50
Operating expenses	-	-	(40)	(40)
Depreciation and amortisation	(3)	(2)	-	(2)
Contribution from operations (*)	-	-	8	8
Saipem s.a. goodwill amortisation				(2)
Contribution from operations, net				6
New orders awarded	3	2	208	210

(*) Operating income before general and administrative expenses
(**) Data previously included under Offshore Construction
(***) Includes data previously classified by Saipem s.a. as 'River & Maritime'

(million euros)

First Half	Saipem (**) 2002	Saipem "stand alone" 2003	Saipem s.a. (***) 2003	Saipem Consolidated 2003
Operating revenues	6	4	93	97
Operating expenses	-	-	(76)	(76)
Depreciation and amortisation	(6)	(4)	(1)	(5)
Contribution from operations (*)	-	-	16	16
Saipem s.a. goodwill amortisation				(4)
Contribution from operations, net				12
New orders awarded	6	4	209	213

(*) Operating income before general and administrative expenses
(**) Data previously included under Offshore Construction
(***) Includes data previously classified by Saipem s.a. as 'River & Maritime'

The backlog at 30th June 2003 amounted to 366 million euros, of which 117 million are to be realised in the second half 2003.

- Operations in India, Spain and Santo Domingo enabled the company to achieve revenues of 97 million euros in the first half 2003.

- Consolidated contribution from operations, in the first half 2003, amounted to 12 million euros, net of goodwill amortisation, with profitability equal to 12.4% of revenues.

Maintenance, Modification & Operation (M.M.O.)

(million euros)

Second Quarter	Saipem s.a. 2003	Saipem Consolidated 2003
Operating revenues	45	45
Operating expenses	(43)	(43)
Depreciation and amortisation	–	–
Contribution from operations (*)	2	2
Saipem s.a. goodwill amortisation		(1)
Contribution from operations, net		1
New orders awarded	52	52

(*) Operating income before general and administrative expenses

(million euros)

First Half	Saipem s.a. 2003	Saipem Consolidated 2003
Operating revenues	88	88
Operating expenses	(83)	(83)
Depreciation and amortisation	(1)	(1)
Contribution from operations (*)	4	4
Saipem s.a. goodwill amortisation		(2)
Contribution from operations, net		2
New orders awarded	103	103

(*) Operating income before general and administrative expenses

The backlog at 30th June 2003 amounted to 76 million euros, of which 46 million are to be realised in the second half 2003.

- Operational activities, carried out mainly in France and West Africa, enabled revenues for the first half 2003 to total 88 million euros with profitability, after goodwill amortisation, of 2.3%.

Offshore Drilling

(million euros)

	Second Quarter		First Half	
	2002	2003	2002	2003
Operating revenues	87	92	169	153
Operating expenses	(53)	(63)	(100)	(99)
Depreciation and amortisation	(11)	(9)	(22)	(17)
Contribution from operations(*)	23	20	47	37
New orders awarded	51	26	174	200

(*) Operating income before general and administrative expenses

The backlog at 30th June 2003 amounted to 597 million euros, of which 116 million are to be realised in the second half 2003.

- Operating revenues for the first half 2003 showed a reduction of 9.5% versus the same period 2002, mainly due to maintenance and upgrading works carried out on the semi-submersible platforms Scarabeo 3, Scarabeo 5 and Scarabeo 7, resulting in the temporary suspension of operational activities, which were only partially compensated by the full-scale operations by the drill ship Saipem 10000 and the jack-up Perro Negro 2.

- Contribution from operations in the first half 2003 decreased by 10 million euros versus the first quarter 2002, with a margin on revenue declining from 27.8% to 24.2%. The reduction in profitability is attributable to the aforementioned maintenance and upgrading works.

- Vessel utilisation was as follows:

Vessel	days under contract
Semi-submersible platform Scarabeo 3	108 a
Semi-submersible platform Scarabeo 4	169 a
Semi-submersible platform Scarabeo 5	44 b
Semi-submersible platform Scarabeo 6	155 a
Semi-submersible platform Scarabeo 7	140 c
Drillship Saipem 10000	181
Jack-up Perro Negro 2	181
Jack-up Perro Negro 3	173 a
Jack-up Perro Negro 4	181
Jack-up Perro Negro 5	181

a = for the remaining days (to 181) the vessel underwent structural repairs.
b = the vessel underwent upgrading works in readiness for a new contract in Norway.
c = the vessel underwent upgrading works in readiness for a new contract in Nigeria.

■ Onshore Drilling

82.4776

(million euros)

	Second Quarter		First Half	
	2002	2003	2002	2003
Operating revenues	57	51	103	97
Operating expenses	(44)	(39)	(79)	(73)
Depreciation and amortisation	(7)	(5)	(13)	(11)
Contribution from operations (*)	6	7	11	13
New orders awarded	9	26	76	49

(*) Operating income before general and administrative expenses

The backlog at 30th June 2003 amounted to 147 million euros, of which 67 million are to be realised in the second half 2003.

- Operating revenues for the first half 2003 show a 6% decrease versus those of the same period 2002, mainly attributable to reduced activities in South America.
- Contribution from operations in the first half 2003 increased by 2 million euros versus the same period of last year, with a margin on revenues rising from 10.7% to 13.4%. This increase in profitability is mainly attributable to a recovery in efficiency by the rigs operating in Saudi Arabia.
- Average utilisation of rigs reached 84% (89% in the first half 2002); rigs were located as follows: 10 in Peru, 3 in Italy, 3 in Nigeria, 2 in Algeria, 1 in Egypt, 1 in Kazakhstan, 1 in Russia and 8 in Saudi Arabia.

In addition, 5 third-party rigs were deployed in Peru and 1 in Kazakhstan by the joint-venture company SaiPar.
Finally, 3 rigs owned jointly with third parties operated as follows: 1 in Italy, 1 in Venezuela and 1 in Kazakhstan.

Leased FPSO

(million euros)

	Second Quarter		First Half	
	2002	2003	2002	2003
Operating revenues	7	10	17	17
Operating expenses	(1)	(4)	(3)	(6)
Depreciation and amortisation	(4)	(4)	(9)	(7)
Contribution from operations (*)	2	2	5	4
New orders awarded	–	10	17	11

(*) Operating income before general and administrative expenses

The backlog at 30th June 2003 amounted to 164 million euros, of which 23 million are to be realised in the second half 2003.

- In the first half 2003, operating revenues were in line with those of the same period 2002. Contribution from operations amounted to 4 million euros, equal to 23.5% of revenues, versus 5 million euros, equal to 29.4% of revenues for the first half 2002.
- The production units FPSO-Firenze and FPSO-Jamestown have been in continuous operation since the beginning of the year.

82.4776

Saipem

A Joint Stock Company with Registered Office
in San Donato Milanese (MI), Italy
Fully paid-up Share Capital Euro 440,697,000
Fiscal Code and Milan Companies' Register
No. 00825790157
Other offices:
Cortemaggiore (PC) - Via Enrico Mattei, 20

Website: www.saipem.eni.it
Operator: +39-025201

Information for Shareholders
Saipem S.p.A., Via Martiri di Cefalonia, 67 - 20097 San Donato Milanese (MI)

Relations with istitutional investors and financial analysts:
Fax: +39-0252054295
E-mail: investor.relations@saipem.eni.it

Publications

Secondquarter report at 30th June 2003 (in English)
Relazione trimestrale al 30 giugno 2003 (in Italian)
First quarter report at 31st March 2003 (in English)
Relazione trimestrale al 31 marzo 2003 (in Italian)
Financial Report at 31st December 2002 (in English)
Bilancio al 31 dicembre 2002 (in Italian) prepared in accordance with D. Lgs. 9th April 1991, n. 127
Health, Safety and Environment Report 2002 (in Italian and in English)

All available also on Saipem's website: www.saipem.eni.it

Design: Fausta Orecchio/Orecchio acerbo
Cover: Lorenzo Mattotti
Printed by: Impronta Grafica - Cantù

82.4776

Saipem

Eni GROUP

PRESS RELEASE

SIX-MONTHLY REPORT AT 30TH JUNE 2003

Saipem confirms net income of € 90 million

The Board of Directors of Saipem S.p.A. has today approved Saipem Group consolidated financial statements for the six months ended 30th June 2003. The consolidated income statement shows an operating income of € 138 million (170 million in the first half of 2002) and a net income of € 90 million (112 million in the first half of 2002), as reported on 30th July 2003 upon the approval of the Second Quarter Report at 30th June 2003.

The Saipem Group Six-monthly Report has been submitted to the company Statutory Auditors and Independent Auditors.

We enclose Saipem Group Reclassified Consolidated Balance Sheet and Reclassified Consolidated Income Statements by nature and destination of costs.

San Donato Milanese, 16th September 2003

82.4776

Saipem

Eni GROUP

SAIPEM GROUP

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euros)

	31st December 2002		30th June 2003	
Net tangible fixed assets		1,708		1,691
Net intangible fixed assets		906		872
		2,614		2,563
- Offshore Construction	1,202		1,156	
- Offshore Drilling	621		632	
- Leased FPSO	46		73	
- Onshore Construction	265		247	
- Onshore Drilling	129		118	
- LNG	212		204	
- MMO	90		85	
- Other	49		48	
Financial investments		24		21
Non-current assets		**2,638**		**2,584**
Inventories	177		249	
Other current assets	1,437		1,407	
Current liabilities	(1,547)		(1,696)	
Provision for contingencies	(132)		(125)	
Net current assets		**(65)**		**(165)**
Employee termination benefits		**(26)**		**(28)**
CAPITAL EMPLOYED		**2,547**		**2,391**
Group Shareholders' equity		**1,275**		**1,288**
Minority interest in net equity		**24**		**19**
Net financial debt – medium/long term	406		568	
Net financial debt – short term	842		516	
Net debt		**1,248**		**1,084**
COVER		**2,547**		**2,391**

82.4776

Saipem

Eni
GROUP

SAIPEM GROUP

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS BY NATURE OF COSTS

(million euros)

First Half	Saipem 2002	Saipem "stand alone" 2003	Bos 2003	Saipem Consolidated 2003	
Operating revenues	1,324	1,132	736	1,868	
Other revenues and income	10	4	–	4	
Purchases, services and other costs	(793)	(727)	(523)	(1,250)	
Payroll and related costs	(243)	(212)	(143)	(355)	
GROSS OPERATING INCOME	**298**	**197**	**70**	**267**	
Amortisation, depreciation and write-downs	(128)	(94)	(14)	(108)	
Bos Goodwill amortisation	–	–	–	(21)	
OPERATING INCOME	**170**	**103**	**56**	**138**	
Financial income (expenses), net	(20)	(12)	1	(26)	(a)
Income from investments	–	1	7	8	
INCOME BEFORE EXTRAORDINARY ITEMS & INCOME TAXES	**150**	**92**	**64**	**120**	
Extraordinary expenses, net	(2)	–	–	–	
INCOME BEFORE INCOME TAXES	**148**	**92**	**64**	**120**	
Income taxes	(35)	(22)	(13)	(30)	(b)
NET INCOME BEFORE MINORITY INTEREST	**113**	**70**	**51**	**90**	
Minority interest	(1)	–	–	–	
NET INCOME	**112**	**70**	**51**	**90**	
CASH FLOW (Net income + Depreciation and amortisation)	**240**	**164**	**65**	**219**	

(a) Includes expenses of € 15 million due to interest on debt resulting from Saipem s.a.'s acquisition.
(b) Includes a positive amount of € 5 million due to tax effect on financial expenses, as per (a) above.

82.4776

Saipem

Eni GROUP

SAIPEM GROUP

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS BY DESTINATION OF COSTS

(million euros)

First Half	Saipem 2002	Saipem "stand alone" 2003	Bos 2003	Saipem Consolidated 2003	
Operating revenues	1,324	1,132	736	1,868	
Production costs	(1,089)	(944)	(628)	(1,593)	(a)
Idle costs	(18)	(33)	(8)	(41)	
Selling expenses	(14)	(12)	(24)	(36)	
Research and development costs	(1)	(1)	(3)	(4)	
Other operating income, net	6	1	–	1	
CONTRIBUTION FROM OPERATIONS	**208**	**143**	**73**	**195**	
General and administrative expenses	(38)	(40)	(17)	(57)	
OPERATING INCOME	**170**	**103**	**56**	**138**	
Financial income (expenses), net	(20)	(12)	1	(26)	(b)
Income from investments	–	1	7	8	
INCOME BEFORE EXTRAORDINARY ITEMS & INCOME TAXES	**150**	**92**	**64**	**120**	
Extraordinary expenses, net	(2)	–	–	–	
INCOME BEFORE INCOME TAXES	**148**	**92**	**64**	**120**	
Income taxes	(35)	(22)	(13)	(30)	(c)
NET INCOME BEFORE MINORITY INTEREST	**113**	**70**	**51**	**90**	
Minority interest	(1)	–	–	–	
NET INCOME	**112**	**70**	**51**	**90**	
CASH FLOW (Net income + Depreciation and amortisation)	**240**	**164**	**65**	**219**	

(a) Includes Saipem s.a. goodwill amortisation of 21 million euros.
(b) Includes expenses of € 15 million due to interest on debt resulting from Saipem s.a.'s acquisition.
(c) Includes a positive amount of € 5 million due to tax effect on financial expenses, as per (b) above.